UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2025

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Shinhan Financial Group resolved to pay quarterly cash dividends

On October 28, 2025, the Board of Directors of Shinhan Financial Group made a resolution to pay quarterly cash dividends.

- Total dividend amount to be paid : KRW 273,597,111,810 (KRW 570 per share)

- The total number of shares subject to dividend is 479,994,933 shares

- Record date : November 4, 2025

- Expected payment date : November 28, 2025

※ The above ‘Total dividend amount to be paid' and ‘The total number of shares subject to dividend’ have been calculated based on the number of outstanding shares as of October 27, 2025. However, in accordance with the "Report on Key Matters (Resolution to Entering into Trust Agreement for Acquisition of Treasury Shares)" disclosed on July 25, 2025, the actual dividend amount may be adjusted based on the number of outstanding shares as of the dividend record date (November 4, 2025), depending on the number of treasury shares acquired by the trustee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: October 28, 2025	By:	/s/ CHUN Sang Yung

Name: CHUN Sang Yung
Title: Chief Financial Officer